                                                            OMB APPROVAL
                                                      -------------------------
                                                      OMB Number:  3235-0145
                                                      Exp: December 31, 1997
                                                      Estimated average burden
                                                      hours per response...14.90
                                                      --------------------------


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*



          Video City, Inc. (formerly Prism Entertainment Corporation)
    -----------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
    -----------------------------------------------------------------------
                         (Title of Class of Securities)


                                  92653W 10 6
                                --------------
                                (CUSIP Number)


    James Craig Kelly, 6851 McDivitt Drive, Suite A, Bakersfield, CA  93313
    -----------------------------------------------------------------------
                                (805) 397-7955
                                --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                January 8, 1997
                                ---------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 5 Pages

-----------------------                                  ---------------------
  CUSIP NO. 92653W 10 6                                  PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James Craig Kelly

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(E)                                                  [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            761,600

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             761,600

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      761,600

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    [_]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                                               Page 2 of 5 Pages

Item 1.  Security and Issuer.
----------------------------

         This report relates to the Common Stock of Video City, Inc., a Delaware corporation (the "Issuer"), formerly known as Prism Entertainment Corporation, whose principal executive offices are located at 6851 McDivitt Drive, Suite A, Bakersfield, CA 93313.

Item 2.  Identity and Background.
--------------------------------

         (a)  The person filing this statement is James Craig Kelly.

         (b) The principal business address of Mr. Kelly is 6851 McDivitt Drive, Suite A, Bakersfield, CA 93313.

         (c) Mr. Kelly's principal occupation is as Senior Vice President, Chief Operating Officer and a Director of the Issuer.

         (d) Mr. Kelly has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Kelly was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

         (f)  Mr. Kelly is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

         Mr. Kelly was previously the Chief Operating Officer of Lee Video City, Inc. ("VCI"), a privately held California corporation, and held a stock option to purchase shares of VCI. On January 8, 1997, VCI merged with and into the Issuer and, pursuant to the Merger, Mr. Kelly's option was exchanged for a new stock option, to purchase 761,600 shares of Common Stock of the Issuer at an exercise price of $.51447 per share. The option is exercisable in full and will expire on January 7, 2002. Mr. Kelly has paid nothing for his present option or for the previous option to purchase VCI stock. If and when he exercises his present option, he expects to use personal funds for such purpose.

Item 4.  Purpose of Transaction.
-------------------------------

         Mr. Kelly has no present plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

                                                               Page 3 of 5 Pages

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
---------------------------------------------

         (a) As the holder of a presently exercisable stock option, Mr. Kelly is the beneficial owner of 761,600 shares of Common Stock of the Issuer, constituting 7.1% of such class.

         (b) Mr. Kelly's option is not transferrable, and he has no right to vote or dispose of the underlying Common Stock until he exercises the option. Upon such exercise, Mr. Kelly will have sole power to vote, direct the vote of, dispose of, and direct the disposition of the shares.

         (c) During the 60 days preceding the filing of this report, Mr. Kelly acquired the stock option described herein, giving him beneficial ownership of the shares reported herein.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understanding or Relationships with
         ------------------------------------------------------------
         Respect to Securities of the Issuer.
         -----------------------------------

         None.

Item 7.  Material to be Filed as Exhibits.
-----------------------------------------

         None.



                                                               Page 4 of 5 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  January 16, 1997

                                        /s/ James Craig Kelly
                                        ---------------------
                                        James Craig Kelly




                                                               Page 5 of 5 Pages

                                                          OMB APPROVAL
                                                    --------------------------
                                                    OMB Number:  3235-0145
                                                    Exp: December 31, 1997
                                                    Estimated average burden
                                                    hours per response...14.90
                                                    --------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*



          Video City, Inc. (formerly Prism Entertainment Corporation)
     -------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
     -------------------------------------------------------------------
                        (Title of Class of Securities)


                                  92653W 10 6
                                --------------
                                (CUSIP Number)


     Robert Y. Lee, 6851 McDivitt Drive, Suite A, Bakersfield, CA  93313
     -------------------------------------------------------------------
                                (805) 397-7955
                                --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                January 8, 1997
                                ---------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box[_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                      Exhibit index is on page 6
                                                              Page 1 of 29 Pages

                                 Schedule 13D
-----------------------                                  ---------------------
  CUSIP NO. 92653W 10 6                                  PAGE 2 OF 29 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert Y. Lee

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
 5                                                                  [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,319,024

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,709,024

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      3,319,024

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      33.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                                              Page 2 of 29 Pages

Item 1.  Security and Issuer.
----------------------------

         This report relates to the Common Stock of Video City, Inc., a Delaware corporation (the "Issuer"), formerly known as Prism Entertainment Corporation, whose principal executive offices are located at 6851 McDivitt Drive, Suite A, Bakersfield, CA 93313.

Item 2.  Identity and Background.
--------------------------------

         (a) The person filing this statement is Robert Y. Lee, individually and as Trustee of the Robert Y. Lee Separate Property Trust, U/D/T dated January 9, 1991, as amended.

         (b) The principal business address of Mr. Lee is 6851 McDivitt Drive, Suite A, Bakersfield, CA 93313.

         (c) Mr. Lee's principal occupation is as Chief Executive Officer and Chairman of the Board of the Issuer.

         (d) Mr. Lee has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Lee was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

         (f)  Mr. Lee is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

         Mr. Lee, as Trustee of the Trust referred to in Item 2(a) above, owned more than 80% of the outstanding stock of Lee Video City, Inc., a California corporation ("VCI"). On January 8, 1997, VCI merged with and into the Issuer and, pursuant to the Merger, Mr. Lee's shares of VCI were converted into 2,709,024 shares of Common Stock of the Issuer. Mr. Lee had founded VCI and its predecessor more than six years prior to the Merger. Also in connection with the Merger, Mr. Lee received an irrevocable proxy from Barry Collier to vote 610,000 shares of Common Stock of the Issuer which Mr. Collier owns.

Item 4.  Purpose of Transaction.
-------------------------------

         Mr. Lee acquired the shares reported herein in connection with the Merger of VCI into the Issuer. Upon the Merger, Mr. Lee became the Chief Executive Officer of the Issuer, and intends to remain active in the business of the Issuer. He has acquired 2,709,024 shares reported herein for purposes of investment. Other than the changes in the business, management and composition of the Board of Directors of the Issuer which resulted from the Merger, and the change in the Bylaws referred to in the last paragraph of Item 6 below, Mr. Lee has no present plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                                                              Page 3 of 29 Pages

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
---------------------------------------------

         (a) Mr. Lee is the beneficial owner of 3,319,024 shares of Common Stock of the Issuer, constituting 33.5% of such class. Of such shares, Mr. Lee has a pecuniary interest in 2,709,024 shares.

         (b) Mr. Lee has sole power to vote, direct the vote of, dispose of, and direct the disposition of the 2,709,024 shares described in
              (a) above, and in addition, holds an irrevocable proxy giving him the sole power for up to ten years to vote 610,000 shares owned by Mr. Collier.

         (c) During the 60 days preceding the filing of this report, Mr. Lee acquired the beneficial ownership of the shares reported herein upon the consummation of the merger of VCI into the Issuer.

         (d)  Not applicable.

         (e)  Not applicable.

                                                              Page 4 of 29 Pages

Item 6.  Contracts, Arrangements, Understanding or Relationships with
         ------------------------------------------------------------
         Respect to Securities of the Issuer.
         -----------------------------------

         Mr. Lee, Mr. Collier and Ingram Entertainment Inc. ("Ingram") have entered into certain agreements regarding transfers of shares. Currently, Mr. Lee, as Trustee, owns 2,709,024 shares of the Issuer; Mr. Collier owns 818,050 shares and has an option to purchase an additional 175,000 shares of the Issuer; and Ingram owns 1,500,000 of the Issuer. Ingram is a secured creditor of the Issuer. Pursuant to a Lock-Up Agreement, until at least 80% of the Issuer's indebtedness to Ingram (currently approximately $1,500,000) has been paid, 721,983 shares held by Mr. Lee and 305,000 shares held by Mr. Collier must be held in an escrow which prohibits the sale, assignment, transfer, pledge or other disposition of any of such shares without the prior written consent of Ingram. In addition, the Issuer has issued a stock purchase warrant to Ingram, giving Ingram the right to purchase 404,403 shares owned by Mr. Lee, which are held in another escrow; the warrant is exercisable at an exercise price of $.6085 per share at any time through January 7, 2002. In addition, 250,000 of the shares owned by Mr. Lee are subject to cancellation, if and as a corresponding number of shares are issued upon exercise of existing five-year options that VCI granted to key employees and consultants. The remaining 1,332,638 shares owned by Mr. Lee as Trustee are not subject to such restrictions on transfer. Notwithstanding these restrictions, Mr. Lee has sole voting power for all 2,709,024 shares until and to the extent that Ingram exercises its warrant or employees exercise their stock options.

         Pursuant to a Stockholders Agreement by and among the Issuer, Mr. Lee, Mr. Collier and Ingram, if Ingram proposes to sell or transfer any of its shares of the Issuer, it must first give Messrs. Lee and Collier the option to purchase such shares at a price that is equal to 120% of the price at which Ingram proposes to sell its shares. This Agreement also provides that if Mr. Lee or Mr. Collier proposes to sell certain of his shares pursuant to a bona fide offer, Ingram will have the right to participate in such sale, in proportion to the fully diluted ownership of Mr. Lee, Mr. Collier and Ingram. The Agreement also provides that if the Issuer proposes to issue any securities for cash (other than shares or rights issued pursuant to an employee benefit plan or otherwise for property or services), Ingram shall be entitled to purchase a portion of such securities in order to maintain its percentage ownership in the Issuer.

         With regard to the voting of the shares, as previously stated, Mr. Collier has given a ten-year irrevocable proxy to Mr. Lee to vote 610,000 shares of the Issuer which Mr. Collier owns. Mr. Lee, Mr. Collier and Ingram have agreed in the Stockholders Agreement to use their best efforts to cause the number of directors of the Issuer to be eight, and to elect to the Board of Directors four designees of Mr. Lee, two designees of Mr. Collier and two designees of Ingram. In addition, Messrs. Lee and Collier have agreed to use their best efforts to appoint a designee of Ingram to the Compensation Committee of the Issuer. The Stockholders Agreement will terminate when Ingram's beneficial ownership interest in the Issuer's Common Stock (assuming, for purposes of this calculation, the exercise or conversion of all options, warrants, rights or convertible securities held by Ingram or any Affiliate) is 4% or less of the outstanding Common Stock of the Issuer.

         The Issuer, Mr. Lee, Mr. Collier and Ingram have agreed that without the unanimous approval of the Board of Directors of the Issuer, the Issuer shall not enter into any line of business other than the sale and rental of video product and related goods and accessories, the completion of the sole film that the Issuer currently has under way, and the exploitation of the Issuer's film library. The Issuer's Bylaws will be amended to so provide.

                                                              Page 5 of 29 Pages

Item 7.  Material to be Filed as Exhibits.
-----------------------------------------

         (a) Stockholders Agreement dated as of January 8, 1997 by and among the Issuer, Mr. Lee, Mr. Collier and Ingram.

         (b) Lock-Up Agreement dated as of January 8, 1997 by and among Mr. Lee, Mr. Collier and Ingram.

         (c)  Irrevocable proxy from Mr. Collier in favor of Mr. Lee.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  January 16, 1997

                                     /s/ Robert Y. Lee
                                     ------------------------------------------
                                     Robert Y. Lee, Individually and as Trustee


                                 EXHIBIT INDEX

                                                                 Page Number
                                                                 -----------
A.       Stockholders Agreement dated as of January 8, 1997
         by and among the Issuer, Mr. Lee, Mr. Collier
         and Ingram                                                      1

B.       Lock-Up Agreement dated as of January 8, 1997 by
         and among Mr. Lee, Mr. Collier and Ingram                      13

C.       Irrevocable proxy from Mr. Collier in favor of Mr. Lee         22

                                                              Page 6 of 29 Pages